Filed Pursuant to Rule 424(b)(3)
File Number 333-131733

PROSPECTUS SUPPLEMENT NO. 3
To Prospectus contained on Form S-1/A filed on July 19, 2006 declared effective on July 21, 2006

(Registration No. 333-1331733)

uBid.com Holdings, Inc.
(formerly known as Cape Coastal Trading Corporation)

24,113,447 Shares of Common Stock

This Prospectus Supplement No. 3 supplements our Prospectus contained on Form S-1/A filed on July 19, 2006 and declared effective July 21, 2006 and supplemented by that Supplement No. 1 dated November 17, 2006 and Supplement No. 2 dated April 2, 2007 (the “Prospectus”).

You should read this Prospectus Supplement No. 3 together with the Prospectus and this Supplement No. 3 is qualified by reference to the Prospectus, except to the extent that the information herein supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 3 is August 17, 2007.

Recent Developments

On August 14, 2007, uBid.com Holdings, Inc. (the “Company”) filed with U.S. Securities and Exchange Commission the attached Quarterly Report for the quarter ended June 30, 2007 on Form 10-Q.

On May 14, 2007, the Company filed with U.S. Securities and Exchange Commission the attached Quarterly Report for the quarter ended March 31, 2007 on Form 10-Q.

On May 14, 2007, the Company increased its Board from five to six members and elected Casey Gunnell as an additional director and elected him to serve as Chairman of the Audit Committee. He was not elected pursuant to any arrangement or understanding with any third person. Mr. Gunnell spent more than twenty-five years in senior leadership positions in operations and financial roles for both private and public companies. Mr. Gunnell is also a member of the board of directors of US Spinal Technologies. In connection with his election to the Board, Mr. Gunnell received a ten-year option to purchase 50,000 shares of the Company’s Common Stock at $1.50 per share.

On April 25, 2007, the Company entered into a Stock Repurchase Agreement with a group of private investors under common management to repurchase 2,135,550 shares of the Company’s common stock and warrants to purchase 580,937 shares of the Company’s common stock held by such private investors for $1.05 per share or an aggregate purchase price of $2,242,327.50. These shares and warrants repurchased in this privately negotiated transaction were originally acquired by the private investors in the Company’s private placement that initially closed on December 29, 2005.

Selling Stockholder Table

The information in the table appearing under the heading “Selling Stockholders” beginning on page 23 of the Prospectus is amended by superseding the information listed in the Prospectus with the information listed below.

In June of 2007 a selling stockholder transferred all of its holdings in the Company’s common stock and warrants to affiliated entity of the selling stockholder.

The following table lists the changes to the Selling Stockholder Table for the selling stockholders involved in the transaction described above:

Name	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Being Offered	Percentage of Common Stock Outstanding	Shares of Common Stock Owned Upon Completion of the Offering (a)
Witches Rock Portfolio Ltd. (63)	1,668,452	0	0%	--
The Raptor Global Portfolio Ltd. (d)	0	1,668,452	8.07	--

_____________________

Notes:

(63)
Holder originally acquired 1,334,762 shares of our common stock and warrants to acquire 333,690 shares of common stock at an exercise price of $5.85 per share. All of holder’s interests in the common stock and warrants to acquire common stock were transferred to The Raptor Global Portfolio Ltd. on June 15, 2007. Tudor Investment Corporation provides investment advisory services to Witches Rock Portfolio Ltd. and may therefore be deemed the beneficial owner of these shares. Paul Tudor Jones, II is the controlling shareholder of Tudor Investment Corporation. Each of Tudor Investment Corporation and Mr. Jones expressly disclaims beneficial ownership of these shares.

(d)
Includes 1,334,762 shares of our common stock and warrants to acquire an additional 333,690 shares of common stock at an exercise price of $5.85 per share, acquired by Witches Rock Portfolio Ltd. at the closing on December 29, 2005 and transferred to the holder on June 15, 2007. Tudor Investment Corporation provides investment advisory services to The Raptor Global Portfolio Ltd. and may therefore be deemed the beneficial owner of these shares. Paul Tudor Jones, II is the controlling shareholder of Tudor Investment Corporation. Each of Tudor Investment Corporation and Mr. Jones expressly disclaims beneficial ownership of these shares.

_____________________

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus.

_____________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file Number: 000-50995

uBid.com Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2372260
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)

8725 W. Higgins Road, Suite 900, Chicago, Illinois 60631
(Address of principal executive offices and zip code)

Registrant’s telephone number including area code:
(773) 272-5000

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The number of shares outstanding of the registrant’s Common Stock, par value $0.001, as of August 14, 2007 was 18,197,783

uBid.com Holdings, Inc and Subsidiaries
Consolidated Condensed Balance Sheets
(Dollars in Thousands, except par value data)
(Unaudited)

	June 30, 2007	December 31, 2006

Assets
Current Assets
Cash and cash equivalents	$10,355	$14,785
Restricted investments	216	214
Accounts receivable, less allowance for doubtful accounts of $215 and $215, respectively	2,114	1,810
Merchandise inventories, net	4,303	4,054
Prepaid expenses and other current assets	1,037	1,189

Total Current Assets	18,025	22,052

Property and Equipment, net	840	924
Purchased Intangible Assets, net	377	602

Total Assets	$19,242	$23,578
Liabilities and Shareholders' Equity
Current Liabilities
Flooring facility	$978	$152
Accounts payable	2,386	2,239
Accrued expenses:
Advertising	242	428
Other	731	1,024

Total Current Liabilities	4,337	3,843

Shareholders' Equity
Common stock, $.001 par value (200,000,000 shares authorized;
18,197,783 and 20,333,333 issued and outstanding, respectively)	20	20
Treasury stock, 2,135,550 shares of common stock and 580,937 warrants at cost	(2,242)	-
Stock warrants	8,086	8,086
Additional paid-in-capital	37,213	36,848
Accumulated deficit	(28,172)	(25,219)

Total Shareholders' Equity	14,905	19,735

Total Liabilities and Shareholders' Equity	$19,242	$23,578

The accompanying notes are an integral part of these consolidated condensed financial statements.

uBid.com Holdings, Inc. and Subsidiaries
Consolidated Condensed Statements of Operations
(Dollars in Thousands, except for share and per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net Revenues	$13,663	$19,097	$23,270	$39,185
Cost of Revenues	10,794	16,980	17,849	34,159

Gross Profit	2,869	2,117	5,421	5,026

Operating Expenses
General and administrative	3,326	3,451	6,348	6,984
Sales and marketing	1,131	1,436	2,200	2,961
Total operating expenses	4,457	4,887	8,548	9,945

Loss From Operations	(1,588)	(2,770)	(3,127)	(4,919)
Interest Expense	(98)	(110)	(210)	(158)
Interest Income	149	159	324	353
Other Income, net	-	-	60	-

Net Loss	$(1,537)	$(2,721)	$(2,953)	$(4,724)

Net Loss per share - Basic and Diluted	$(0.08)	$(0.13)	$(0.15)	$(0.23)
Weighted Average Shares - Basic and Diluted	18,761,005	20,333,333	19,542,826	20,156,911

The accompanying notes are an integral part of these consolidated condensed financial statements.

uBid.com Holdings, Inc.
Consolidated Condensed Statement of Shareholders' Equity
(Dollars in Thousands)
(Unaudited)

	Common Stock		Stock	Paid-in	Treasury Stock		Accumulated
	Shares	Dollars	Warrants	Capital	Shares	Dollars	Deficit	Total

Balance, December 31, 2006	20,333,333	$20	$8,086	$36,848	—	$—	$(25,219)	$19,735
Stock compensation expense	—	—	—	365	—	—	—	365
Common stock and warrants repurchase	(2,135,550)	—	—	—	2,135,550	(2,242)	—	(2,242)
Net Loss	—	—	—	—	—	—	(2,953)	(2,953)
Balance, June 30, 2007	18,197,783	$20	$8,086	$37,213	2,135,550	$(2,242)	$(28,172)	$14,905

The accompanying notes are an integral part of these consolidated condensed financial statements.

uBid.com Holdings, Inc and Subsidiaries
Consolidated Condensed Statements of Cash Flows
(Dollars in Thousands)
(Unaudited)

	Six Months Ended June 30,
	2007	2006
Cash Flows From Operating Activities
Net loss	$(2,953)	$(4,724)
Adjustments to reconcile net loss to net cash used in
Operating activities
Depreciation and amortization	409	143
Non-cash stock compensation expense	365	461
Changes in assets and liabilities:
Accounts receivable	(304)	(1,704)
Merchandise inventories	(249)	(3,471)
Prepaid expenses and other current assets	152	(280)
Accounts payable	146	(1,849)
Accrued expenses	(479)	(2,046)

Net cash used in operating activities	(2,913)	(13,470)

Cash Flows From Investing Activities
Capital expenditures	(100)	(97)
Change in restricted investments	(2)	6,791

Net cash (used in) provided by investing activities	(102)	6,694

Cash Flows From financing Activities
Change in flooring facility	827	(1,131)
Proceeds from sale of common stock and warrants	-	12,000
Redemption of common stock	-	(12,000)
Proceeds from note payable to bank	-	500
Common stock and warrant repurchase	(2,242)	-
Other financing activities	-	(205)

Net cash used in financing activities	(1,415)	(836)

Net Decrease in Cash and Cash Equivalents	(4,430)	(7,612)

Cash and Cash Equivalents, beginning of period	14,785	21,176

Cash and Cash Equivalents, end of period	$10,355	$13,564

Supplemented Cash Flow Disclosure
Cash paid for interest	$95	$136

Warrants issued in second offering	$-	$1,560

Warrants and stock issued as stock issuance costs	$-	$204

The accompanying notes are an integral part of these consolidated condensed financial statements.

UBID.COM HOLDINGS, INC. and Subsidiaries
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
June 30, 2007
Dollars in Thousands except share and per share data
(Unaudited)

1. Basis of Presentation

uBid.com Holdings, Inc. and subsidiaries (the “Company”) operate a leading on-line business to consumer and business to business marketplace that enables itself, certified merchants, manufacturers, retailers, distributors and small businesses to offer high quality excess, new, overstock, close-out, refurbished and limited supply brand name merchandise to consumer and business customers primarily located in the United States. Through the Company’s website, located at www.ubid.com, the Company offers merchandise across a wide range of product categories including but not limited to computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, home improvement products and collectibles. The Company’s marketplace employs a combination of auction style and fixed price formats.

The Company’s unaudited consolidated condensed financial statements reflect normal recurring adjustments that are necessary to present fairly the Company’s financial position and results of operations on a basis consistent with that of the prior audited consolidated financial statements. As permitted by rules and regulations of the Securities and Exchange Commission applicable to quarterly reports on Form 10-Q, the Company has condensed or omitted certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Results for interim periods are not necessarily indicative of the results that may be expected for a full year. These interim financial statements should be read along with the audited consolidated financial statements included in our Form 10-K for the year ended December 31, 2006. The consolidated condensed financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s Consolidated Condensed Financial Statements and accompanying notes. Actual results could differ materially from those estimates.

2. Summary of Significant Accounting Policies

Since December 31, 2006, none of the critical accounting policies, or the Company’s application thereof, as more fully described in the Company’s 2006 Annual Report, has significantly changed. Certain critical accounting policies have been presented below due to the significance of related transactions during the six months ended June 30, 2007.

Revenue Recognition

The Company sells merchandise under two types of arrangements: direct purchase sales and revenue sharing arrangements.

For direct purchase sales to consumer and business customers, the Company is responsible for conducting the auction or listing the fixed sale price for merchandise owned by the Company, billing the customer, shipping the merchandise to the customer, processing merchandise returns and collecting accounts receivable. In accordance with the provisions of Staff Accounting Bulletin 104, the Company recognizes revenue when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped (FOB Shipping Point) and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.

For sales of merchandise under revenue-sharing agreements, the Company is responsible for conducting the auction for merchandise owned by third parties, billing the customer, arranging for a third party to complete delivery to the customer, processing merchandise returns and collecting accounts receivable. The Company bears no physical inventory loss or return risk related to these sales. The Company records commission revenue at the time of shipment.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate the remaining useful life of any long-lived assets may warrant revision or that the remaining carrying value of such assets may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable. No impairment has been recognized for the periods ended June 30, 2007 or 2006.

Stock Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123R”). This pronouncement requires companies to measure the cost of employee service received in exchange for a share based award (typically stock options) based on the fair value of the award. The Company has elected to use the “modified prospective” transition method for stock options granted prior to January 1, 2006, but for which the vesting period is not complete. Under this transition method, the Company accounts for such awards on a prospective basis, with expense being recognized in its statement of operations beginning in the first quarter of 2006 and continuing over the remaining requisite service period based on the grant date fair value estimated in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award which is generally the option vesting term of four years. The total compensation expense related to the stock option plan for the three months ended June 30, 2007 and 2006 was approximately $127 and $230, respectively. The total compensation expense related to the stock option plan for the six months ended June 30, 2007 and 2006 was approximately $365 and $461, respectively.

Recent Pronouncements

Updates to recent accounting standards as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 are as follows:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS 159"). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. We are currently evaluating the impact of SFAS 159, if any, on our consolidated financial statements.

3. Net Loss Per Share (“EPS”)

The Company computes loss per share under Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” The statement requires presentation of two amounts: basic and diluted loss per share. Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average common shares outstanding. Dilutive earnings per share would include all common stock equivalents unless anti-dilutive.

Due to losses in each period presented, the Company has not included the following common stock equivalents in its computation of diluted loss per share as their input would have been anti-dilutive.

June 30,	2007	2006
Shares subject to stock warrants	3,232,939	3,813,336
Shares subject to stock options	1,762,200	1,768,100
	4,995,139	5,581,436

4. Merger and Private Offerings

On December 29, 2005 (the “Closing Date”), Cape Coastal Trading Corporation (or “Cape Coastal”), uBid Acquisition Co., Inc. (“Acquisition Sub”) and uBid, Inc. entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”). Under the Merger Agreement, Acquisition Sub merged with and into uBid, Inc., with uBid, Inc. remaining as the surviving corporation and a 100% owned subsidiary of Cape Coastal Trading Corporation. Just prior to the Closing Date, all outstanding convertible preferred shares and warrants to acquire shares of uBid, Inc. before the merger were converted and exercised such that, just prior to the merger, 3,793 shares of common stock were outstanding which were exchanged on a 2,320 to 1 basis on the closing date into 8,800,000 shares of common stock of Cape Coastal, with up to 444,444 shares of such common stock subject to redemption at a redemption price of $4.50. The stockholders of Cape Coastal before the merger retained 599,331 shares of common stock of Cape Coastal after the merger. Before the merger, Cape Coastal was a public shell company.  Concurrent with the merger, the Company amended its Certificate of Incorporation to change its name from Cape Coastal Trading Corporation to “uBid.com Holdings, Inc.”

The merger was treated as a recapitalization of uBid, Inc. for financial accounting purposes. Accordingly, the historical financial statements of Cape Coastal before the merger were replaced with the historical financial statements of uBid, Inc. before the merger. All share and per share data has been retroactively restated to reflect the implicit conversion ratio related to the exchange of shares in the merger.

Concurrent with the merger, the Company completed the first part of a private offering to accredited investors. The Company sold 10,000,003 shares of  its common stock (of which 2,222,224 shares were subject to redemption) and warrants to purchase 2,500,003 shares of its common stock at $5.85 for a period of 5 years (the shares and warrants are collectively referred to as “Units”), for aggregate consideration of approximately $45.0 million. These warrants were valued at $2.08 per warrant for an aggregate of $5.2 million using a Black-Scholes option-pricing model using a 5 year expected life, a risk free interest rate of 5.0%, no expected dividends and a 68.0% volatility. Some of the investors participating in the first part of the private offering held notes that were issued by uBid before the merger, including $10.5 million of debt held by the Petters Group, a holder greater than 5% of our voting common stock, (“Petters Group”) and $5.0 million of debt held by the bridge loan holders. Rather than accepting cash consideration for the Units acquired by these investors, the Company agreed to issue Units at a rate of one Unit for each $4.50 of debt for consideration of the note holders’ cancellation of the existing notes. Therefore, the consideration the Company received on the Closing Date consisted of approximately $29.5 million in cash and $15.5 million in cancelled debt. In addition, on the Closing Date, the Company issued warrants to purchase 333,333 shares of our common stock to the bridge note holders as a financing fee, which warrants are exercisable for three years at an exercise price of $4.50 and the value of which, $0.6 million, was recorded as interest expense. The Company also issued warrants to purchase 230,000 shares of its common stock to its placement agents in the offering, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $0.5 million, was recorded as a cost of the equity issuance. These warrants were valued at $1.80 and $2.27 respectively per warrant for an aggregate of $1.1 million using a Black-Scholes option-pricing model using the warrants respective life, a risk free interest rate of 5.0%, no expected dividends and a 68.0% volatility. Issuance costs, including the value of the warrants, were $4.7 million.

On February 3, 2006, the Company completed the second part of the private offering of Units to accredited investors. In this offering, the Company sold 3,000,000 shares of its common stock and warrants to purchase 750,002 shares of its common stock on the same terms as described above for an aggregate of $13.5 million. The Company also redeemed the 2,666,668 shares of common stock issued in connection with the merger and the first private offering that were subject to redemption at a price of $4.50 per share and issued 600,667 shares of common stock (valued at $4.50 per share) to Cape Coastal and uBid’s financial advisor, Calico Capital Group. In addition, the Company issued additional warrants to purchase 90,000 shares of its common stock to its placement agents on the same terms as described above. The second part of the private offering resulted in no net cash proceeds being retained by the Company. Issuance costs, including the value of the warrants and the shares issued to Calico Capital Group, were $4.4 million.

On April 25, 2007, The Company entered into a stock repurchase agreement with a group of private investors under common management to repurchase 2,135,550 shares of the Company’s common stock and warrants to purchase 580,937 shares of the Company’s common stock held by such private investors for $1.05 per share or an aggregate purchase price of $2,242 These shares and warrants repurchased in this privately negotiated transaction were originally acquired by the private investors in the Company’s private placement that initially closed on December 29, 2005. The repurchase represented 11% of the common stock and warrants outstanding.

The Company’s registration statement on Form S-1 originally filed on February 28, 2006 was declared effective by the Securities and Exchange Commission on July 21, 2006. The Registration Statement includes 20,210,109 shares of common stock which are held by existing shareholders of the Company. The Company currently has 18,197,783 shares of common stock outstanding. The registration statement also includes 3,903,338 shares of common stock issuable upon exercise of warrants held by investors of the Company. The Company's shares will continue to trade under the symbol UBHI on the NASD OTC Bulletin Board.

5. 2005 Equity Incentive Plan

The 2005 Equity Incentive Plan is an equity-based compensation plan to provide incentives to, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock (collectively, “Incentive Awards”) to present and future employees, consultants, directors, and other third party service providers.

A total of 2,500,000 shares of common stock have been reserved for issuance under the 2005 Equity Incentive Plan. If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to the Company in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for future awards under the 2005 Equity Incentive Plan. Options generally vest over a period of four years and have a ten year contractual life. At June 30, 2007 and 2006, the Company had options to purchase 1,762,200 and 1,763,400 shares, respectively, of common stock outstanding to certain officers and other employees. The compensation costs charged against income was $127 and $230 for the three months ended June 30, 2007 and 2006, respectively. The compensation costs charged was $365 and $461 for the six months ended June 30, 2007 and 2006, respectively. Compensation costs are included in General and Administrative Expenses in the Consolidated Condensed Statement of Operations.

None of the Incentive Awards granted under the 2005 Equity Incentive Plan were issued for cash consideration collected from the participants. The Incentive Awards were granted to participants in the 2005 Equity Incentive Plan on the basis of services to be provided to the Company by the participants.

The fair value of the options awarded for the three months and six months ended June 30, 2007 and 2006, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
Risk -free interest rate	5.0%	5.0%	5.0%	5.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	68.0%	68.0%	68.0%	68.0%
Expected life (years)	6.0	6.0	6.0	6.0
Weighted average grant date fair value	$0.85	$3.92	$0.92	$3.83
Expected forfeiture rate	5.0%	4.9%	5.0%	4.9%

The risk-free interest rate is based on the U.S. Treasury Bill rates. The dividend reflects the fact that the Company has never paid a dividend on its common stock and does not expect to in the future. Expected volatility was based on a market-based implied volatility. The expected term of the options is based on what the Company believes will be representative of future behavior. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

The following is a summary of all of the Company’s stock option activity:

	Shares under	Weighted- average exercise price per
	option	share
Outstanding at December 31, 2006	1,530,600	4.50
Granted	250,000	1.49
Exercised	-	-
Surrendered	(101,700)	4.91
Outstanding at March 31, 2007	1,678,900	4.08
Granted	120,000	1.68
Exercised	-	-
Surrendered	(36,700)	5.12
Outstanding at June 30, 2007	1,762,200	$3.96

Exercisable at June 30, 2007	101,400	$4.23

As of June 30, 2007 there was $2,396 of total unrecognized compensation cost related to the nonvested option awards under the 2005 Equity Incentive Plan. That cost is expected to be recognized over the 3.0 year remaining vesting period of the nonvested option awards. The total fair value of the option awards that vested during the three months and six months ended June 30, 2007 was $224 and $298, respectively.

The following summarizes information about stock options at June 30, 2007:

	Outstanding			Exercisable
Exercise Price	Number Outstanding at June 30, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at June 30, 2007	Weighted Average Exercise Price
.01 - 2.00	349,800	9.7	$1.46	15,625	$1.49
2.01 - 4.00	93,100	9.4	$3.02	6,250	$2.90
4.01 - 6.00	1,251,400	8.5	$4.50	62,850	$4.50
6.01+	67,900	8.5	$6.26	16,675	$6.25
	1,762,200		$3.96	101,400	$4.23

The aggregate intrinsic value of the outstanding options (the difference between the closing stock price on the last trading day of the period ended June 30, 2007 of $1.80 per share and the exercise price, multiplied by the number of in-the-money options) was $537. This amount will change based on changes in the fair market value of the Company’s common stock.

6. Note Payable - Bank

On May 9, 2006, the Company and its subsidiaries entered into a Credit and Security Agreement with Wells Fargo Bank, National Association acting through Wells Fargo Business Credit and related security agreements and other agreements described in the Credit and Security Agreement (the “Credit Agreement”). The Credit Agreement provides for advances to the Company of up to a maximum of $25,000. The amount actually available to the Company will vary from time to time, depending on, among other factors, the amount of eligible inventory and the amount of eligible accounts receivable. The obligations under the Credit Agreement and all related agreements are secured by all of the Company assets. The initial term of the Agreement is three years, expiring on April 28, 2009. Up to $7,000 of the maximum amount is available for irrevocable, standby and documentary letters of credit. Advances under the Credit Agreement bear interest at a base rate (Wells Fargo Bank's prime rate) or LIBOR plus 2.5%. The Credit Agreement requires a prepayment fee of $500 if the Company terminates the Credit Agreement during its first year, $375 if it terminates the Credit Agreement during its second year and $125 if the Company terminates the Credit Agreement during the third year. The Credit Agreement requires the Company, among other things, to limit capital expenditures and maintain minimum availability on the line. Also, the Company is obligated contractually by a restrictive lock box arrangement. The Credit Agreement also requires the Company to pay a variety of other fees and expenses, including minimum annual interest of $120. The Company as of June 30, 2007 had $49 in deferred financing fees being amortized over the life of the Credit Agreement. As of June 30, 2007, the effective loan rate was 8.25% and the Company had no outstanding balance and was in compliance with all the loan covenants.

7. Segment Information

The Company is organized into four operating segments: Direct sales channel, uBid certified Merchant (“UCM”) sales channel, Business to Business sales channel and Other. In classifying its operational entities into a particular segment, the Company segregated its operations with similar economic characteristics, products and services, customers and methods of distribution into distinct operating groups. Prior to March 31, 2007, all operating segments were aggregated into one reportable segment. The Company’s management reviews the four operating segments revenue and gross profits to evaluate segment performance and allocate resources. Operating expenses are not analyzed by segment.

For the Direct sales channel, the Company is responsible for conducting the auction or listing the fixed sale price for merchandise owned by the Company, billing the customer, shipping the merchandise to the customer, processing merchandise returns and collecting accounts receivable.

For the UCM sales channel, the Company is responsible for conducting the auction for merchandise owned by third parties, billing the customer, arranging for a third party to complete delivery to the customer, processing merchandise returns and collecting accounts receivable. The Company bears no physical inventory loss or return risk related to these sales. The Company records commission revenue at the time of shipment.

For the Business to Business sales channel, the Company sells product purchased directly to other businesses. Revenues are recognized upon shipment.

All other revenues consist primarily of advertising revenue. Advertising revenues are derived principally from the sale of online advertisements. Advertising revenues on contracts are recognized as “impressions” (i.e., the number of times that an advertisement appears in pages viewed by users of our websites). Impressions are delivered over the term of the agreement where such agreements provide for minimum monthly, quarterly or annual advertising commitments.

	(Dollars in Thousands)
	Three months Ended June 30,		Six months Ended June 30,
Net Revenue	2007	2006	2007	2006
Direct	$9,002	$14,949	$16,770	$31,253
UCM	1,341	1,059	2,797	2,068
Business to Business	3,035	2,992	3,096	5,679
Other	285	97	607	185
Total	$13,663	$19,097	$23,270	$39,185

Gross Profit
Direct	$873	$892	$1,633	$2,314
UCM	1,341	1,059	2,797	2,068
Business to Business	370	69	384	459
Other	285	97	607	185
Total	$2,869	$2,117	$5,421	$5,026

Gross Profit %
Direct	9.7%	6.0%	9.7%	7.4%
UCM	100.0%	100.0%	100.0%	100.0%
Business to Business	12.2%	2.3%	12.4%	8.1%
Other	100.0%	100.0%	100.0%	100.0%
Total	21.0%	11.1%	23.3%	12.8%

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated condensed financial statements and related notes included in Item 1 of Part 1 of this Quarterly Report and the audited consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. uBid.com Holdings, Inc. is a holding company for uBid, Inc., and DiBu Trading Corp., Inc. our operating businesses. For purposes of this Quarterly Report, unless otherwise indicated or the context otherwise requires, all references herein to “uBid,” “we,” “us,” and “our” refer to uBid.com Holdings, Inc. and our subsidiary.

Information in the following Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this quarterly report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements provide current expectations or forecasts of future events and can be identified by the use of terminology such as “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “will,” and similar words or expressions. Any statement that is not a historical fact, including statements regarding estimates, projections, future trends and the outcome of events that have not yet occurred, is a forward-looking statement. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, including but not limited to the risk factors detailed in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2006. We assume no obligation to update such forward-looking statements or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements.

Overview

We operate a leading online marketplace located at www.ubid.com offering high quality excess, new, overstock, close-out, refurbished and limited supply brand name merchandise to both consumers and businesses using auction style and fixed price formats. We offer consumers a trustworthy buying environment in which we continually monitor and certify activity to eliminate the potential for fraud by certifying all merchants and processing 100% of all transactions between buyers and sellers. Our marketplace offers brand-name merchandise from over 200 product categories including computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, home improvement products and collectibles.

Our business model provides value for consumers, manufacturers, distributors, retailers and other approved third party merchants. Consumers shop in a trustworthy and secure online marketplace and have the opportunity to bid their own prices on popular, brand-name products realizing product savings of generally 20% to 80% off retail prices. Our online marketplace provides merchants with an efficient and economical distribution channel for maximizing revenue on their merchandise. Merchants can monetize overstock and close-out inventory, expand their customer base and increase sales without compromising existing distribution channels.

Our business model consists of three distinct business channels: uBid Direct, UCM and Business to Business.

We purchase merchandise outright in the uBid Direct and Business to Business channels and sell to consumers and businesses. On this merchandise, we bear the inventory, return and credit risk. The full sales amount is recorded as revenue upon verification of the credit card transaction and shipment of the merchandise.

We also sell merchandise through the UCM Program channel by allowing prescreened third party merchants to sell their product through our online marketplace to consumers and business. On this merchandise, we do not take title and therefore do not bear the related inventory risk. In the UCM Program, we are the primary obligor to whom payment is due, but we bear no inventory or returns risk, so we record only our commission as revenue.

In all instances where the credit card authorization has been received but merchandise has not been shipped, we defer revenue recognition until the merchandise is shipped.

Our online marketplace is available 24 hours a day, seven days a week and we currently offer over 200,000 items each day. Since the first offer of product in December 1997, our marketplace has facilitated over $1 billion in net revenues and has registered over five million members.

Executive Commentary

Success Measures: Our management believes that the most important financial and non-financial measures that track our progress include sales, website traffic, total average order value, gross margin, customer acquisition costs, advertising expense, personnel costs, and fulfillment costs.

Key Business Metrics We periodically review key business metrics to evaluate the effectiveness of our operational strategies and the financial performance of our business. These key metrics include the following:

 Gross Merchandise Sales (GMS)

Gross Merchandise Sales differ from GAAP revenue in that gross bookings represents the gross sales price of goods sold by the Company (including sales through our UCM Program) before returns, sales discounts, and cancellations.

Number of Orders

This represents the total number of orders shipped in a specified period. We analyze the number of orders by category to evaluate the effectiveness of our merchandising and advertising strategies as well as to monitor our inventory management.

Average Order Value

Average order value is the ratio of gross sales divided by the number of orders shipped within a given time period. We analyze average order value by category primarily to manage costs and other operating expenses.

Visitors

A Visitor is a consumer or business that voluntarily clicks through to the website (uBid.com) using both online and offline advertising stimulus. Visitors don’t include third party site pops, pop unders, or non converting impressions to the website. Examples of online marketing channels we advertise on are: affiliate banner networks, comparison shopping sites, paid and organic search engines, and email.

Bidders

A Bidder is a visitor that places a bid on an item up for auction on the website (uBid.com).

Visitors to Bidder Conversion

The percentage of visitors that bid on an auction item. We use this as a measure of the effectiveness of advertising.

Approved UCM Program Vendors

Vendors that have gone through the approval process to sell merchandise through our website.

	(In Thousands except Average Order Value and Approved UCM Vendors)
	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Measure
GMS (in thousands)	$26,368	$23,402	$26,276	$26,528	$30,286	$31,167	$31,035	$27,215
Number of orders (in thousands)
Direct	29	21	24	23	37	36	43	36
uBid Certified Merchant	98	104	99	89	88	87	93	72
Total orders	127	125	123	112	125	123	136	108
Average Order Value
Direct	$336	$390	$424	$424	$416	$465	$398	$495
uBid Certified Merchant	$119	$120	$126	$128	$110	$107	$108	$112
Visitors (in thousands)	6,901	6,744	6,529	6,488	7,215	6,369	7,051	8,287
Bidders (in thousands)	231	235	239	211	255	241	267	222
Bidders to Visitors Percentage	3.3%	3.5%	3.7%	3.3%	3.5%	3.8%	3.8%	2.7%
Approved UCM Vendors	2,873	2,513	2,049	1,716	1,307	949	628	401

Revenue Source:   We derive most of our revenue from sales of products to consumers and businesses as well as commission revenue earned for sales of merchandise under revenue sharing agreements with third party sellers. We believe that the principal drivers of our revenue consist of the average order value placed by our customers, the number of orders placed by both existing and new customers, special offers we make available that result in incremental orders, our ability to attract new customers and advertising that impacts our revenue drivers. Sales consist of orders placed through our uBid.com website and direct business to business sales. We further generate revenue from shipping fees we charge our customers and advertising sales. We record our revenue net of returns and other discounts. Our revenues may fluctuate from period to period as a result of special offers we provide such as free shipping, and other special promotions.

Our revenue is dependent in part on sales of products produced by or purchased from Sony Electronics, Inc. (“Sony”), Hewlett-Packard Company (“HP”), and Recoupit, Inc.(“Recoupit”). The following table represents the respective vendors’ percentage of sales for the three and six months ended June 30, 2007. No other supplier represented more than 5% of our net revenues for any period presented.

	Three months ended		Six months ended
	June 30,		June 30,
Vendor	2007	2006	2007	2006
HP	27.1%	11.5%	22.9%	12.0%
Recoupit	7.9%	4.5%	7.4%	4.4%
Sony	13.6%	17.8%	14.7%	15.0%

Cost of Revenues: Cost of revenues primarily consists of the cost of the product and inbound and outbound shipping. There is no cost of revenues for UCM Program revenue. Cost of revenues does not include order fulfillment costs, which are included in general and administrative expenses.

Gross Profits: Our gross profit margins are impacted by a number of factors including the category of merchandise, the introduction of new product categories, the mix of sales among our product categories, pricing of products by our vendors, pricing strategies, promotional programs, market conditions, packaging, excess and obsolete inventory charges and other factors. Gross profits and gross profit percentages are not comparable to gross profit and gross profit percentages reported by companies that include order fulfillment costs in the cost of revenues.

Expenses: Sales and marketing, general and administrative (“SG&A”) expenses consist primarily of sales and marketing expenses, including online marketing activities, order fulfillment and other costs, such as personnel, rent, warehouse and handling, common area maintenance, depreciation, credit card processing charges, insurance, legal and accounting fees. Interest expense charges are from our IBM flooring facility at a rate of 1% per month on the outstanding balances, interest and amortization of loan origination fees related to our credit facility.

Results of Operations (Dollars in Thousands, except per share, order and visitor data)

The following table sets forth, for the periods presented, certain data from our statement of operations as a percentage of net revenues. This information should be read in conjunction with our financial statements and notes thereto included elsewhere in this report.

	(Dollars in Thousands)
	Three months ended June 30,				Six months ended June 30,
	2007		2006		2007		2006
Net Revenues:
Direct	$9,002	65.9%	$14,949	78.3%	$16,770	72.1%	$31,253	79.8%
UCM	1,341	9.8%	1,059	5.5%	2,797	12.0%	2,068	5.3%
Business to Business	3,035	22.2%	2,992	15.7%	3,096	13.3%	5,679	14.5%
Other	285	2.1%	97	0.5%	607	2.6%	185	0.5%
Total Net Revenues	13,663	100%	19,097	100%	23,270	100%	39,185	100%
Gross Profit:
Direct	873	6.4%	892	4.7%	1,633	7.0%	2,314	5.9%
UCM	1,341	9.8%	1,059	5.5%	2,797	12.0%	2,068	5.3%
Business to Business	370	2.7%	69	0.4%	384	1.7%	459	1.2%
Other	285	2.1%	97	0.5%	607	2.6%	185	0.5%
Total Gross Profit	2,869	21.0%	2,117	11.1%	5,421	23.3%	5,026	12.8%
General and administrative	3,326	24.3%	3,451	18.1%	6,348	27.3%	6,984	17.8%
Sales and marketing	1,131	8.3%	1,436	7.5%	2,200	9.5%	2,961	7.6%
Total operating expenses	4,457	32.6%	4,887	25.6%	8,548	36.7%	9,945	25.4%
Loss from operations	(1,588)	(11.6)%	(2,770)	(14.5)%	(3,127)	(13.4)%	(4,919)	(12.6)%
Interest Income / (Expense) & Other, Net	51	0.4%	49	0.3%	114	0.5%	195	0.5%
Other Income / (Expense)	-	-%	-	-%	60	0.0%	-	-%
Net Loss	$(1,537)	(11.2)%	$(2,721)	(14.2)%	$(2,953)	(12.7)%	$(4,724)	(12.1)%

Comparison of Three Months ended June 30, 2007 and June 30, 2006

Net loss for the three months ended June 30, 2007 was $1,537 or $0.08 basic and diluted loss per share. For the three months ended June 30, 2006, the loss was $2,721 or $0.13 basic and diluted loss per share. The loss decreased by $1,184 or 43.5% from the same period in the prior year.

Direct Channel: Direct channel sales decreased $5,947 or 39.8% to $9,002 for the three months ended June 30, 2007 compared to direct sales of $14,949 in the same period last year. In the current period the number of direct orders decreased 8,000 or 21.6% and the average order value decreased $80.00 or 19.2% to $336.00 per order. The decline in the number of direct orders is primarily due to a shift from the Direct channel sales to the UCM platform in which only commission revenue is recorded and an improved effort in managing product posted for auction. The decrease in the average order value was due primarily to decreases in video, portable audio and digital cameras. The decreases were offset by increases in flat-screen LCD televisions and notebook computers.

The Direct channel gross profit decreased $19 or 2.1% for the three months ended June 30, 2007 compared to the same period in the prior year. The Direct channel gross profit percentage increased 3.7% to 9.7% for the three months ended June 30, 2007 compared to 6.0% for the three months ended June 30, 2006. The increase was a result of an improved effort in managing product posted for auction. The decreased order volume resulted in lower distribution and variable operating costs which offset the margin dollar loss and improved the overall profitability.

UCM Channel: UCM revenues and gross profit increased $282 or 26.6% to $1,341 for the three months ended June 30, 2007 compared to revenue and gross profit of $1,059 in the same period of the prior year. In the current period the number of UCM orders increased 10,000 or 11.4% and the average order value increased $9.00 or 8.2% to $119.00 per order. The number of UCM vendors increased 1,566 or 120.0% to 2,873 vendors compared to 1,307 at June 30, 2006. The increase in UCM orders and the average order value is primarily due to the shift of revenue and volume from the Direct sales channel to the UCM channel along with the increase in the number of UCM vendors.

Business to Business: Business to Business revenues increased $43 or 1.4 % for the three months ended June 30, 2007 compared to the same period in the prior year. Gross profit increased $301 or 436.0% to $370 for the quarter ended June 30, 2007 compared to $69 for the quarter ended June 30, 2006. The gross profit percentage increased to 12.2% for the three months ended June 30, 2007 compared to 2.3% in the same period of the prior year.

Other Revenue: Other revenue and gross profit primarily comprised of online advertising revenue increased $188 or 193.0% for the three months ended June 30, 2007. The increase resulted from the enlistment of several new advertising customers on our website. During the current quarter we implemented Google AdSense, a contextual online advertising system that searches our web-pages and determines which advertisements are most beneficial. Google then populates our website in pre-designated areas with the advertisements that based on a calculation would maximize revenue. The Google AdSense program generated $66 for the three months ended June 30, 2007.

Sales and Marketing, General and Administrative Expenses: SG&A expenses for the quarter ended June 30, 2007 were $4,457, a decrease of $430 or 8.8%, compared to the quarter ended June 30, 2006.

	(Dollars in Thousands)
	Three Month Period Ended
SG&A Expenses:	June 30, 2007	June 30, 2006	Increase (Decrease)
Advertising	$993	$1,285	$(292)
Salary and benefits	1,245	1,546	(301)
Stock-based compensation	127	230	(103)
Facilities	122	161	(39)
Warehouse	185	304	(119)
Credit card fees	531	596	(65)
Telecommunications, hardware and storage	170	207	(37)
Legal, audit, insurance, and other regulatory fees	276	260	16
Depreciation & amortization	227	73	154
Bad debt	352	-	352
Consulting and outside services	174	121	53
Other SG&A	55	104	(49)
	$4,457	$4,887	$(430)

Advertising expense decreased $292 or 22.7% and visitors decreased 317,000 or 4.3% as we continued to eliminate the least effective marketing efforts to optimize profitable online campaigns including television and print campaigns. The cost per visitor decreased to $0.14 per visitor from $0.18 per visitor in the same period of the prior year.

Salary and benefits expense decreased $301 or 19.5% as a result of eliminating certain positions in the third quarter 2006. This reduction in positions also led to a $103 or 44.8% decrease in stock based compensation.

Facilities expense decreased $39 or 24.2% due to the relocation of our corporate office to a larger facility with a lower lease cost.

Warehouse expense and credit card fees decreased $119 or 39.1% and $65 or 10.9%, respectively, due to the lower sales volume.

Telecommunications, hardware and storage expenses decreased $37 as a result of negotiating new maintenance contracts with favorable rates.

The decreases in expenses were offset by increases in depreciation and amortization, bad debt expense and consulting of $154, $352 and $53, respectively. The increase in depreciation and amortization was a result of the purchase of intangible assets and computer equipment. The increase in bad debt expense is attributable to a partial settlement of an aged receivable resulting in a write-off of the remaining balance. Consulting and outside services expense increased as temporary help was brought in to the advertising department to help with several projects.

Other Expense: Net interest income was $51 for the quarter ended June 30, 2007 versus interest income of $106 for the quarter ended June 30, 2006. The decrease in net interest income is attributed to increased interest expense relating to the minimum interest payment due under the credit facility terms. The Company retired all debt after receiving the capital raised on December 29, 2005.

Net Losses: The Company experienced a net loss of $1,537 or $.08 per share for the quarter ended June 30, 2007 compared to a net loss of $2,721 or $.13 per share for the quarter ended June 30, 2006.

Comparison of Six Months ended June 30, 2007 and June 30, 2006

Net loss for the six months ended June 30, 2007, was $2,953 or $0.15 basic and diluted loss per share. For the six months ended June 30, 2006, the loss was $4,724 or $0.23 basic and diluted loss per share. The loss decreased by $1,771 or 37.5% from the same period in the prior year.

Direct Channel: Direct channel sales decreased $14,483 or 46.3% to $16,770 for the six months ended June 30, 2007 compared to Direct sales of $31,253 in the same period of the prior year. In the current period the number of direct orders decreased 23,000 or 31.5% and the average order value decreased by $155 or 17.6% per order. The decline in the number of direct orders continues to be due to a shift from the Direct channel sales to the UCM platform in which only commission revenue is recorded and an improved effort in managing product posted for auction. The decrease in the average order value was due primarily to decreases in video, portable audio and digital cameras.

The Direct channel gross profit decreased by $382 or 29.5% for the six months ended June 30, 2007 compared to the prior year. The Direct channel gross profit percentage increased 2.3% to 9.7% for the six months ended June 30, 2007 compared to 7.4% for the six months ended June 30, 2006. The increase was a result of an improved effort in managing product posted for auction.

UCM Channel: UCM revenues and gross profit increased $729 or 35.3% to $2,797 for the six months ended June 30, 2007 compared to revenue and gross profit of $2,068 in the same period of the prior year. In the current period the number of UCM orders increased 27,000 or 15.4% and the average order value increased to $11.00 or 10.1% per order. The UCM orders and the average order value increased primarily due to the shift of revenue and volume from the Direct sales channel to the UCM channel along with the increase in the number of UCM vendors.

Business to Business: Business to Business revenues decreased $2,583 or 45.5% for the six months ended June 30, 2007 compared to the same period in the prior year. In the three months ended March 31, 2007 we had sales of $62 versus $2,687 in the same period of the prior year primarily due to not having a dedicated Business to Business sales force. For the three months ended June 30, 2007 we had sales of $3,035 compared to sales of $2,992 for the three months ended June 30, 2006 due to the hiring of a new sales force in the period.

Gross profit decreased $75 or 16.3% to $384 for the six months ended June 30, 2007 compared to $459 for the six months ended June 30, 2006. The gross profit percentage increased to 12.4% for the six months ended June 30, 2007 compared to 8.1% in the same period of the prior year.

Other Revenue: Other revenue and gross profit primarily comprised of online advertising revenue increased $422 or 228.0% for the six months ended June 30, 2007. The increase resulted from the enlistment of several new advertising customers on our website.

Sales and Marketing, General and Administrative Expenses: SG&A expenses for the six months ended June 30, 2007 were $8,548, a decrease of $1,398 or 14.1%, compared to the six months ended June 30, 2006.

	(Dollars in Thousands)
	Six Month Period Ended
SG&A Expenses:	June 30, 2007	June 30, 2006	Increase (Decrease)
Advertising	$1,961	$2,618	$(657)
Salary and benefits	2,522	3,114	(592)
Stock-based compensation	365	460	(95)
Facilities	265	316	(51)
Warehouse	360	589	(229)
Credit card fees	1,043	1,283	(240)
Telecommunications, hardware and storage	324	415	(91)
Legal, audit, insurance, and other regulatory fees	423	531	(108)
Depreciation & amortization	409	143	266
Bad debt	352	-	352
Consulting and outside services	343	230	113
Related party management fees	-	30	(30)
Other SG&A	181	217	(36)
	$8,548	$9,946	$(1,398)

Advertising expense decreased $657 or 25.1% as we continued to eliminate the least effective marketing efforts to optimize profitable online campaigns including television and print campaigns. The cost per visitor decreased to $0.14 per visitor from $.019 per visitor in the same period of the prior year.

Salary and benefits expense decreased $592 or 19.0% as a result of eliminating certain positions in the third quarter 2006. This reduction in positions also led to a $95 or 20.7% decrease in stock based compensation.

Facilities expense decreased $51 or 16.1% due to the relocation of our corporate office to a larger facility with a lower lease cost.

Warehouse expense and credit card fees decreased $229 or 38.9% and $240 or 18.7%, respectively, due to lower Direct channel sales volume.

Telecommunications, hardware and storage expenses decreased $91 as a result of negotiating new maintenance contracts with favorable rates.

Legal, audit, insurance and other regulatory fees decreased $108 or 20.3% primarily as a result of lower insurance premiums and legal fees. The Company completed its private placement on February 3, 2006 and Company’s registration statement on Form S-1 was declared effective on July 21, 2006. The expenses were higher in the first quarter of 2006 due to closing of the private placement as well as the registration statement which was in the process of being declared effective.

The decreases in expenses were offset by increases in depreciation and amortization, bad debt and consulting of $266 or 186%, $352 or 100% and $113 or 49.1%, respectively. The increase in depreciation and amortization was a result of the purchase of intangible assets and computer equipment. The increase in bad debt is attributable to a bad debt incurred by Dibu Trading Corp., our business to business unit, for partial settlement of an aged debt. Consulting and outside services expense increased as temporary help was brought in to the advertising department to help with several projects.

Other Expense: Net interest income was $115 for the year to date as of June 30, 2007 versus interest income of $195 for the same period 2006. The decrease in net interest income is attributed to increased interest expense relating to the minimum interest payment due under the credit facility terms. The Company retired all debt after receiving the capital raised on December 29, 2005.

Net Losses: The Company experienced a net loss of $2,953 or $.15 per share for year to date as of June 30, 2007 compared to a net loss of $4,724 or $.23 per share for the same period 2006.

Liquidity and Capital Resources

Historically, our primary sources of capital have been cash flow from operations and loans from affiliated parties. More recently, our primary source of cash flow has been from operations and the $29.5 million raised in the December 29, 2005 private offering of our common stock and warrants.

Net cash used in operating activities for the six months ended June 30, 2007 was $2,913 compared to $13,470 used in the six months ended June 30, 2006. The net cash used in operating activities in 2007 was primarily the result of our net loss and a $249 increase in inventory since the year ended December 31, 2006. The increase in inventory was offset by an increase in accounts payable as open trade terms with suppliers helped finance the inventory increase. The increase in inventories is intended to increase product available for auction. Accounts receivable increased $304 primarily due to the increased revenues in the business to business sales channel. Prepaid expenses and other current assets decreased $152 from the year ended December 31, 2006 as interest receivable of $124 was collected. In addition, a $50 rent deposit for the customer service center facility was returned to the Company. The decrease in accrued expenses of $479 was primarily the result of lower payroll accruals due to the reduced staffing and lower freight costs due to lower Direct channel sales volumes.

Net cash used in operating activities for the six months ended June 30, 2006 was $13,470. Inventory increased $3,471 or 58% from December 31, 2005. The increase in inventories was intended to reverse the decline in the Direct channel sales, but the declines in sales of computer related products stunted the growth and contributed to increased mark downs of inventory in these categories in 2006. Accounts receivable increased $1,849 due to the growth of the direct business to business channel and the nature of payment terms associated with this type of business. Additionally, accounts payable and accrued expenses decreased $3,895 due to the timing of payments in 2006 and the tightening of payment terms with vendors in the Direct channel.

Net cash used in investing activities was $102 for the six months ended June 30, 2007 due primarily to the purchase of property and equipment. Net cash provided by investing activities was $6,694 for the period ended June 30, 2006 primarily from a decrease in restricted investments as a result of the expiration of letters of credit that were no longer required as restricted collateral.

Net cash used by financing activities was $1,415 for the six months ended June 30, 2007, compared to a cash outflow of $836 for the same period last year. The cash outflow in 2007 is due to the stock repurchase offset by the decrease in inventory financed through the flooring facility. On April 25, 2007, the Company repurchased in a private transaction 2,135,550 shares of common stock and 580,937 warrants at a combined price of $1.05 for the common stock and for the warrants for an aggregate total of $2,242,328 from a private investor. The repurchase represents 11% of the common stock and warrants currently outstanding.

For the period ended June 30, 2006, the majority of the cash used for financing activities related to the second part of the private offering of the Company’s units to accredited investors on February 3, 2006. In this offering, the Company sold 3,000,000 shares of its common stock and warrants to purchase 750,002 shares of its common stock on the same terms as described in Note 4 for an aggregate of $13.5 million. The Company also redeemed 2,666,668 shares of common stock issued in connection with the merger and the first private offering that were subject to redemption at a price of $4.50 per share and issued 600,667 shares of common stock (valued at $4.50 per share) to shareholders of Cape Coastal prior to the merger and uBid’s financial advisor, Calico Capital Group. In addition, the Company issued additional warrants to purchase 90,000 shares of its common stock to its placement agents on the same terms as described in Note 4. The second part of the private offering resulted in no net cash proceeds being retained by the Company.

On May 9, 2006, the Company and its subsidiaries entered into a Credit and Security Agreement with Wells Fargo Bank, National Association acting through Wells Fargo Business Credit and related security agreements and other agreements described in the Credit and Security Agreement (the “Credit Agreement”). The Credit Agreement provides for advances to the Company of up to a maximum of $25,000. The amount actually available to the Company will vary from time to time, depending on, among other factors, the amount of eligible inventory and the amount of eligible accounts receivable. The obligations under the Credit Agreement and all related agreements are secured by all of the Company assets. The initial term of the Agreement is three years, expiring on April 28, 2009. Up to $7,000 of the maximum amount is available for irrevocable, standby and documentary letters of credit. Advances under the Credit Agreement bear interest at a base rate (Wells Fargo Bank's prime rate) or LIBOR plus 2.5%. The Credit Agreement requires a prepayment fee of $500 if the Company terminates the Credit Agreement during its first year, $375 if it terminates the Credit Agreement during its second year and $125 if the Company terminates the Credit Agreement during the third year. The Credit Agreement requires the Company, among other things, to limit capital expenditures and maintain minimum availability on the line. Also, the Company is obligated contractually by a restrictive lock box arrangement. The Credit Agreement also requires the Company to pay a variety of other fees and expenses, including minimum annual interest of $120. The Company as of June 30, 2007 had $49 in deferred financing fees being amortized over the life of the Credit Agreement. As of June 30, 2007, the effective loan rate was 8.25% and the Company had no outstanding balance and was in compliance with all the loan covenants.

We believe that current working capital, together with cash flows from operations and availability under our credit facility will be adequate to support our current operating plans for at least the next 12 months.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We currently have little exposure to risks of fluctuating interest rates or fluctuating currency exchange rates. Accordingly, we do not believe that changes in interest or currency rates will have a material effect on our liquidity, financial condition or results of operations. It is our policy not to enter into derivative financial instruments.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures that have been designed to ensure that information related to the Company is recorded, processed, summarized and reported on a timely basis. We review these disclosure controls and procedures on a periodic basis. In connection with this review, we have established a compliance committee that is responsible for accumulating potentially material information regarding its activities and considering the materiality of this information. The compliance committee (or a subcommittee) is also responsible for making recommendations regarding disclosure and communicating this information to our Chief Executive Officer and Vice President, Finance to allow timely decisions regarding required disclosure. Our compliance committee is comprised of our principal risk management officer and other members of our management team.

Our Chief Executive Officer and Vice President, Finance, with the participation of the compliance committee, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report, as required by Rule 13a-15 of the Securities Exchange Act of 1934. Based on their evaluation of our disclosure controls and procedures, our Chief Executive Officer and Vice President, Finance believe that, as of the end of the period covered by this Quarterly Report, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC.

Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting identified in the evaluation that occurred during the first quarter of fiscal year 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

From time to time we may be named in claims arising in the ordinary course of business. Currently, no legal proceedings or claims are pending against us or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

ITEM 1A. RISK FACTORS

In addition to other information set forth in this report, you should carefully consider the factors discussed in Part 1, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, which could materially affect our business, financial condition or future results. The risks described in our Annual Report on Form 10-K are not the only risks facing the Company. Additional risks and uncertainties not currently known to us or that are currently deemed to be immaterial also may materially adversely affect our business, financial conditions and/or operating results.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

For the three months ended June 30, 2007, options to purchase an aggregate of 50,000 shares of our common stock were granted to individuals, all of whom joined the Company’s board of directors. Options to purchase an aggregate of 50,000 shares at $1.50 per share were granted on May 14, 2007. The options all have a term of ten years and vest over a four year period either quarterly or annually beginning on the first quarter or year respectively after the date of grant. The option grants were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, which provides an exemption for transactions not involving a public offering.

On April 25, 2007, The Company entered into a stock repurchase agreement with a group of private investors under common management to repurchase 2,135,550 shares of the Company’s common stock and warrants to purchase 580,937 shares of the Company’s common stock held by such private investors for $1.05 per share or an aggregate purchase price of $2,242 These shares and warrants repurchased in this privately negotiated transaction were originally acquired by the private investors in the Company’s private placement that initially closed on December 29, 2005. The repurchase represented 11% of the common stock and warrants outstanding.

ITEM 3. DEFAULT UPON SENIOR SECURITIES

None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

ITEM 5. OTHER INFORMATION

None

ITEM 6. EXHIBITS

See Exhibit Index on page following signature pages.

Exhibit No.	Description

31.1	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Vice President, Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Vice President, Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized as of August 14, 2007.

UBID.COM HOLDINGS, INC.

By:	/s/ Miguel A. Martinez, Jr.
Name: Miguel A. Martinez, Jr. Title: Vice President, Finance (Principal Financial Officer and Principal Accounting Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file Number: 000-50995

uBid.com Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2372260
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)

8725 W. Higgins Road, Suite 900, Chicago, Illinois 60631
(Address of principal executive offices and zip code)

Registrant’s telephone number including area code:
(773) 272-5000

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐        Accelerated filer ☐      Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The number of shares outstanding of the registrant’s Common Stock, par value $0.001, as of May 07, 2007 was 18,197,783

uBid.com Holdings, Inc and Subsidiaries
Consolidated Condensed Balance Sheets
(Dollars in Thousands, except par value data)
(Unaudited)

	March 31, 2007	December 31, 2006

Assets
Current Assets
Cash and cash equivalents	$13,779	$14,785
Restricted investments	216	214
Accounts receivable, less allowance for doubtful accounts of $215 and $60, respectively	1,223	1,810
Merchandise inventories	6,127	4,054
Prepaid expenses and other current assets	910	1,189

Total Current Assets	22,255	22,052

Property and Equipment, net	859	924
Purchased Intangible Assets	512	602

Total Assets	$23,626	$23,578
Liabilities and Shareholders' Equity
Current Liabilities
Flooring facility	$501	$152
Accounts payable	3,371	2,239
Accrued expenses:
Advertising	462	428
Other	734	1,024

Total Current Liabilities	5,068	3,843

Shareholders' Equity
Common stock, $.001 par value (200,000,000 shares authorized;
20,333,333 issued and outstanding)	20	20
Stock warrants	8,086	8,086
Additional paid-in-capital	37,086	36,848
Accumulated deficit	(26,634)	(25,219)

Total Shareholders' Equity	18,558	19,735

Total Liabilities and Shareholders' Equity	$23,626	$23,578

The accompanying notes are an integral part of these consolidated condensed financial statements.

uBid.com Holdings, Inc. and Subsidiaries
Consolidated Condensed Statements of Operations
(Dollars in Thousands, except for per share data)
(Unaudited)

	Three Months Ended March 31,

	2007	2006
Net Revenues	$9,607	$20,088
Cost of Revenues	7,055	17,178

Gross Profit	2,552	2,910

Operating Expenses
General and administrative	3,022	3,534
Sales and marketing	1,069	1,525
Total operating expenses	4,091	5,059

Loss From Operations	(1,539)	(2,149)
Interest Expense	(112)	(47)
Interest Income	176	193
Other Income, net	60	0

Net Loss	$(1,415)	$(2,003)

Net Loss per share - Basic and
Diluted	$(0.07)	$(0.10)
Weighted Average Shares - Basic and Diluted	20,333,333	19,955,536

  The accompanying notes are an integral part of these consolidated condensed financial statements.

uBid.com Holdings, Inc.
Consolidated Condensed Statements of Shareholders' Equity
(Dollars in Thousands)
(Unaudited)

	Common Stock		Stock	Paid-in	Accumulated
	Shares	Dollars	Warrants	Capital	Deficit	Total

Balance, December 31, 2006	20,333,333	$20	$8,086	$36,848	$(25,219)	$19,735
Stock compensation expense	—	—	—	238	—	238
Net Loss	—	—	—	—	(1,415)	(1,415)

Balance, March 31, 2007	20,333,333	$20	$8,086	$37,086	$(26,634)	$18,558

The accompanying notes are an integral part of these consolidated condensed financial statements.

uBid.com Holdings, Inc and Subsidiaries
Consolidated Condensed Statements of Cash Flows
(Dollars in Thousands)
(Unaudited)

	Three Months Ended March 31,

	2007	2006
Cash Flows From Operating Activities
Net loss	$(1,415)	$(2,003)
Adjustments to reconcile net loss to net cash used in
Operating activities
Depreciation and amortization	182	69
Non-cash stock compensation expense	238	231
Changes in assets and liabilities:
Accounts receivable	587	(871)
Merchandise inventories	(2,073)	(10,334)
Prepaid expenses and other current assets	279	54
Accounts payable	1,132	587
Accrued expenses	(257)	(1,377)

Net cash used in operating activities	(1,327)	(13,644)

Cash Flows From Investing Activities
Capital expenditures	(26)	(45)
Change in restricted investments	(2)	344

Net cash provided by (used in) investing activities	(28)	299

Cash Flows From financing Activities
Change in flooring facility	349	(720)
Proceeds from sale of common stock and warrants	-	13,500
Redemption of common stock	-	(12,000)
Fees paid in conjunction with Merger and offerings	-	(1,500)
Payments on long-term debt	-	(103)

Net cash provided by (used in) financing activities	349	(823)

Net Decrease in Cash and Cash Equivalents	(1,006)	(14,168)

Cash and Cash Equivalents, beginning of period	14,785	21,176

Cash and Cash Equivalents, end of period	$13,779	$7,008

Supplemented Cash Flow Disclosure
Cash paid for interest	$75	$46

Warrants and stock issued as stock issuance costs	$-	$2,907

The accompanying notes are an integral part of these consolidated condensed financial statements.

UBID.COM HOLDINGS, INC. and Subsidiaries
NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
March 31, 2007
Dollars in Thousands except per share data
(Unaudited)

1. Basis of Presentation

uBid.com Holdings, Inc. and subsidiaries (the “Company”) operate a leading on-line business to consumer and business to business marketplace that enables itself, certified merchants, manufacturers, retailers, distributors and small businesses to offer high quality excess, new, overstock, close-out, refurbished and limited supply brand name merchandise to consumer and business customers primarily located in the United States. Through the Company’s website, located at www.ubid.com, the Company offers merchandise across a wide range of product categories including but not limited to computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, home improvement products and collectibles. The Company’s marketplace employs a combination of auction style and fixed price formats.

The Company’s unaudited consolidated condensed financial statements reflect normal recurring adjustments that are necessary to present fairly the Company’s financial position and results of operations on a basis consistent with that of the prior audited consolidated financial statements. As permitted by rules and regulations of the Securities and Exchange Commission applicable to quarterly reports on Form 10-Q, the Company has condensed or omitted certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Results for interim periods are not necessarily indicative of the results that may be expected for a full year. These interim financial statements should be read along with the audited consolidated financial statements included in our Form 10-K for the year ended December 31, 2006. The consolidated condensed financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s Consolidated Condensed Financial Statements and accompanying notes. Actual results could differ materially from those estimates.

2. Summary of Significant Accounting Policies

Since December 31, 2006, none of the critical accounting policies, or the Company’s application thereof, as more fully described in the Company’s 2006 Annual Report, has significantly changed. Certain critical accounting policies have been presented below due to the significance of related transactions during the three months ended March 31, 2007.

Revenue Recognition

The Company sells merchandise under two types of arrangements; direct purchase sales and revenue sharing arrangements.

For direct purchase sales to consumer and business customers, the Company is responsible for conducting the auction or listing the fixed sale price for merchandise owned by the Company, billing the customer, shipping the merchandise to the customer, processing merchandise returns and collecting accounts receivable. In accordance with the provisions of Staff Accounting Bulletin 104, the Company recognizes revenue when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped (FOB Shipping Point) and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.

For sales of merchandise under revenue-sharing agreements, the Company is responsible for conducting the auction for merchandise owned by third parties, billing the customer, arranging for a third party to complete delivery to the customer, processing merchandise returns and collecting accounts receivable. The Company bears no physical inventory loss or return risk related to these sales. The Company records commission revenue at the time of shipment.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate the remaining useful life of any long-lived assets may warrant revision or that the remaining carrying value of such assets may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable. No impairment has been recognized for the periods ended March 31, 2007 or 2006.

Stock Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123R”). This pronouncement requires companies to measure the cost of employee service received in exchange for a share based award (typically stock options) based on the fair value of the award. The Company has elected to use the “modified prospective” transition method for stock options granted prior to January 1, 2006, but for which the vesting period is not complete. Under this transition method, the Company accounts for such awards on a prospective basis, with expense being recognized in its statement of operations beginning in the first quarter of 2006 and continuing over the remaining requisite service period based on the grant date fair value estimated in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award which is generally the option vesting term of four years. The total compensation expense related to the stock option plan for the three months ended March 31, 2007 and 2006 was approximately $238 and $231, respectively.

Recent Pronouncements

Updates to recent accounting standards as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 are as follows:

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by the Company in the first quarter of fiscal 2007.

We have reviewed the impact of FIN 48 on our consolidated condensed financial statements and have determined we do not have material uncertain tax positions or unrecognized tax benefits and there is no material impact on our financial position, results of operations or cash flows. We classify interest on tax settlements as a component of interest expense and penalties on tax settlements as a component of administrative expense in our financials. The Company’s FIN 48 evaluation was performed for the years 2003 through 2006, which are the years that remain subject to federal and state examinations as of January 1, 2007.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115" ("SFAS 159"). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. We are currently evaluating the impact of SFAS 159, if any, on our consolidated financial statements.

3. Net Loss Per Share (“EPS”)

The Company computes loss per share under Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” The statement requires presentation of two amounts: basic and diluted loss per share. Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average common shares outstanding. Dilutive earnings per share would include all common stock equivalents unless anti-dilutive.

Due to losses in each period presented, the Company has not included the following common stock equivalents in its computation of diluted loss per share as their input would have been anti-dilutive.

March 31,	2007	2006
Shares subject to stock warrants	3,903,336	3,903,336
Shares subject to stock options	1,678,900	1,763,400
	5,582,236	5,666,736

4. Merger and Private Offerings

On December 29, 2005 (the “Closing Date”), Cape Coastal Trading Corporation (or “Cape Coastal”), uBid Acquisition Co., Inc. (“Acquisition Sub”) and uBid, Inc. entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”). Under the Merger Agreement, Acquisition Sub merged with and into uBid, Inc., with uBid, Inc. remaining as the surviving corporation and a 100% owned subsidiary of Cape Coastal Trading Corporation. Just prior to the Closing Date, all outstanding convertible preferred shares and warrants to acquire shares of uBid, Inc. before the merger were converted and exercised such that, just prior to the merger, 3,793 shares of common stock were outstanding which were exchanged on a 2,320 to 1 basis on the closing date into 8,800,000 shares of common stock of Cape Coastal, with up to 444,444 shares of such common stock subject to redemption at a redemption price of $4.50. The stockholders of Cape Coastal before the merger retained 599,331 shares of common stock of Cape Coastal after the merger. Before the merger, Cape Coastal was a public shell company.  Concurrent with the merger, the Company amended its Certificate of Incorporation to change its name from Cape Coastal Trading Corporation to “uBid.com Holdings, Inc.”

The merger was treated as a recapitalization of uBid, Inc. for financial accounting purposes. Accordingly, the historical financial statements of Cape Coastal before the merger were replaced with the historical financial statements of uBid, Inc. before the merger. All share and per share data has been retroactively restated to reflect the implicit conversion ratio related to the exchange of shares in the merger.

Concurrent with the merger, the Company completed the first part of a private offering to accredited investors. The Company sold 10,000,003 shares of  its common stock (of which 2,222,224 shares were subject to redemption) and warrants to purchase 2,500,003 shares of its common stock at $5.85 for a period of 5 years (the shares and warrants are collectively referred to as “Units”), for aggregate consideration of approximately $45.0 million. These warrants were valued at $2.08 per warrant for an aggregate of $5.2 million using a Black-Scholes option-pricing model using a 5 year expected life, a risk free interest rate of 5.0%, no expected dividends and a 68.0% volatility. Some of the investors participating in the first part of the private offering held notes that were issued by uBid before the merger, including $10.5 million of debt held by the Petters Group, a holder greater than 5% of our voting common stock, (“Petters Group”) and $5.0 million of debt held by the bridge loan holders. Rather than accepting cash consideration for the Units acquired by these investors, the Company agreed to issue Units at a rate of one Unit for each $4.50 of debt for consideration of the note holders’ cancellation of the existing notes. Therefore, the consideration the Company received on the Closing Date consisted of approximately $29.5 million in cash and $15.5 million in cancelled debt. In addition, on the Closing Date, the Company issued warrants to purchase 333,333 shares of our common stock to the bridge note holders as a financing fee, which warrants are exercisable for three years at an exercise price of $4.50 and the value of which, $0.6 million, was recorded as interest expense. The Company also issued warrants to purchase 230,000 shares of its common stock to its placement agents in the offering, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $0.5 million, was recorded as a cost of the equity issuance. These warrants were valued at $1.80 and $2.27 respectively per warrant for an aggregate of $1.1 million using a Black-Scholes option-pricing model using the warrants respective life, a risk free interest rate of 5.0%, no expected dividends and a 68.0% volatility. Issuance costs, including the value of the warrants, were $4.7 million.

On February 3, 2006, the Company completed the second part of the private offering of Units to accredited investors. In this offering, the Company sold 3,000,000 shares of its common stock and warrants to purchase 750,002 shares of its common stock on the same terms as described above for an aggregate of $13.5 million. The Company also redeemed the 2,666,668 shares of common stock issued in connection with the merger and the first private offering that were subject to redemption at a price of $4.50 per share and issued 600,667 shares of common stock (valued at $4.50 per share) to Cape Coastal and uBid’s financial advisor, Calico Capital Group. In addition, the Company issued additional warrants to purchase 90,000 shares of its common stock to its placement agents on the same terms as described above. The second part of the private offering resulted in no net cash proceeds being retained by the Company. Issuance costs, including the value of the warrants and the shares issued to Calico Capital Group, were $4.4 million.

The Company’s registration statement on Form S-1 originally filed on February 28, 2006 was declared effective by the Securities and Exchange Commission on July 21, 2006. The Registration Statement includes 20,210,109 shares of common stock which are held by existing shareholders of the Company. The Company currently has 20,333,333 shares of common stock outstanding. The registration statement also includes 3,903,338 shares of common stock issuable upon exercise of warrants held by investors of the Company. The Company's shares will continue to trade under the symbol UBHI on the NASD OTC Bulletin Board.

5. 2005 Equity Incentive Plan

The 2005 Equity Incentive Plan is an equity-based compensation plan to provide incentives to, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock (collectively, “Incentive Awards”) to present and future employees, consultants, directors, and other third party service providers.

A total of 2,500,000 shares of common stock have been reserved for issuance under the 2005 Equity Incentive Plan. If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to the Company in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for future awards under the 2005 Equity Incentive Plan. Options generally vest over a period of four years and have a ten year contractual life. At March 31, 2007 and 2006, the Company had options to purchase 1,678,900 and 1,763,400 shares, respectively, of common stock outstanding to certain officers and other employees. The compensation costs charged against income was $238 and $231 for the periods ended March 31, 2007 and 2006, respectively, and are included in General and Administrative Expenses in the Consolidated Condensed Statement of Operations

None of the Incentive Awards granted under the 2005 Equity Incentive Plan were issued for cash consideration collected from the participants. The Incentive Awards were granted to participants in the 2005 Equity Incentive Plan on the basis of services to be provided to the Company by the participants.

The fair value of the options awarded during the periods ended March 31, 2007 and 2006, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

March 31,	2007	2006
Risk -free interest rate	5.0%	5.0%
Dividend yield	0.0%	0.0%
Expected volatility	68.0%	68.0%
Expected life (years)	6.0	4.0
Grant date fair value	$2.15	$2.08
Expected forfeiture rate	5.0%	4.9%

The risk-free interest rate is based on the U.S. Treasury Bill rates. The dividend reflects the fact that the Company has never paid a dividend on its common stock and does not expect to in the future. Expected volatility was based on a market-based implied volatility. The expected term of the options is based on what the Company believes will be representative of future behavior. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

The following is a summary of all of the Company’s stock option activity:

		Weighted-
		average
	Shares under	exercise price per
	option	share
Outstanding at December 31, 2006	1,530,600	4.50
Granted	250,000	1.49
Exercised	-	-
Surrendered	(101,700)	4.91
Outstanding at March 31, 2007	1,678,900	$4.08

Exercisable at March 31, 2007	86,475	$4.81

As of March 31, 2007 there was $3,381 of total unrecognized compensation cost related to the nonvested option awards under the 2005 Equity Incentive Plan. That cost is expected to be recognized over the 3.0 year remaining vesting period of the nonvested option awards. The total fair value of the option awards that vested during the three months ended March 31, 2007 was $74.

The following summarizes information about stock options at March 31, 2007:

	Outstanding			Exercisable
		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Price	March 31, 2007	Life	Price	March 31, 2007	Price
$1.48	100,000	10.0	$1.48	-	$-
$1.50	150,000	10.0	$1.50	-	$-
$2.90	51,400	9.9	$2.90	3,125	$2.9
$3.55	30,000	9.8	$3.55	-	$-
$3.65	1,000	9.7	$3.65	-	$-
$3.95	500	9.7	$3.95	-	$-
$4.50	1,261,800	9.1	$4.50	65,450	$4.50
$5.25	300	9.6	$5.30	75	$5.25
$6.15	1,000	9.0	$6.15	-	$-
$6.15	50,000	9.0	$6.15	12,750	$6.15
$6.45	0	9.5	$6.45	-	$-
$6.49	1,000	9.5	$6.49	-	$-
$6.50	300	9.1	$6.50	-	$-
$6.50	15,000	9.2	$6.50	3,825	$6.5
$6.50	10,000	9.5	$6.50	-	$-
$6.65	400	9.3	$6.65	-	$-
$6.74	5,000	9.2	$6.74	1,250	$6.74
$6.80	1,200	9.5	$6.80	-	$-
	1,678,900		$4.08	86,475	$4.81

The aggregate intrinsic value of the outstanding options (the difference between the closing stock price on the last trading day of the year ended March 31, 2007 of $1.20 per share and the exercise price, multiplied by the number of in-the-money options) was zero. This amount will change based on changes in the fair market value of the Company’s common stock.

6. Note Payable - Bank

On May 9, 2006, the Company and its subsidiaries entered into a Credit and Security Agreement with Wells Fargo Bank, National Association acting through Wells Fargo Business Credit and related security agreements and other agreements described in the Credit and Security Agreement (the “Credit Agreement”). The Credit Agreement provides for advances to the Company of up to a maximum of $25,000. The amount actually available to the Company will vary from time to time, depending on, among other factors, the amount of eligible inventory and the amount of eligible accounts receivable. The obligations under the Credit Agreement and all related agreements are secured by all of the Company assets. The initial term of the Agreement is three years, expiring on April 28, 2009. Up to $7,000 of the maximum amount is available for irrevocable, standby and documentary letters of credit. Advances under the Credit Agreement bear interest at a base rate (Wells Fargo Bank's prime rate) or LIBOR plus 2.5%. The Credit Agreement requires a prepayment fee of $500 if the Company terminates the Credit Agreement during its first year, $375 if it terminates the Credit Agreement during its second year and $125 if the Company terminates the Credit Agreement during the third year. The Credit Agreement requires the Company, among other things, to limit capital expenditures and maintain minimum availability on the line. Also, the Company is obligated contractually by a restrictive lock box arrangement. The Credit Agreement also requires the Company to pay a variety of other fees and expenses, including minimum monthly interest of $10. The Company as of March 31, 2007 had $95 in deferred financing fees being amortized over the life of the Credit Agreement. As of March 31, 2007, the effective loan rate was 8.25% and the Company had no outstanding balance and was in compliance with all the loan covenants.

7. Segment Information

The Company is organized into four operating segments: Direct sales channel, UCM sales channel, Business to Business sales channel and Other. In classifying its operational entities into a particular segment, the Company segregated its operations with similar economic characteristics, products and services, customers and methods of distribution into distinct operating groups. Prior to March 31, 2007, all operating segments were aggregated into one reportable segment. The shift in revenues from the Direct sales channel to the UCM sales channel has resulted in separate reportable operating segments.

For the Direct sales channel, the Company is responsible for conducting the auction or listing the fixed sale price for merchandise owned by the Company, billing the customer, shipping the merchandise to the customer, processing merchandise returns and collecting accounts receivable.

For the uBid certified Merchant (“UCM”) sales channel, the Company is responsible for conducting the auction for merchandise owned by third parties, billing the customer, arranging for a third party to complete delivery to the customer, processing merchandise returns and collecting accounts receivable. The Company bears no physical inventory loss or return risk related to these sales. The Company records commission revenue at the time of shipment.

For the Business to Business sales channel, the Company sells product purchased directly to other businesses. Revenues are recognized upon shipment.

All other revenues consist primarily of advertising revenue. Advertising revenues are derived principally from the sale of online advertisements. Advertising revenues on contracts are recognized as “impressions” (i.e., the number of times that an advertisement appears in pages viewed by users of our websites). Impressions are delivered over the term of the agreement where such agreements provide for minimum monthly, quarterly or annual advertising commitments.

	Three months Ended March 31,
Net Revenue	2007	2006
Direct	$7,768	$16,304
UCM	1,472	1,009
Business to Business	62	2,687
Other	305	88
Total	$9,607	$20,088

Gross Profit
Direct	$761	$1,423
UCM	1,472	1,009
Business to Business	14	390
Other	305	88
Total	$2,552	$2,910

Gross Profit %
Direct	9.8%	8.7%
UCM	100.0%	100.0%
Business to Business	22.6%	14.5%
Other	100.0%	100.0%
Total	26.6%	14.5%

8. Subsequent Event

On April 25, 2007, the Company repurchased in a private transaction 2,135,550 shares of common stock and 580,937 warrants at a combined price of $1.05 for the common stock and for the warrants for an aggregate total of $2,242,328 from a private investor. The repurchase represents 11% of the common stock and warrants currently outstanding. The Company has 18,197,783 outstanding shares of common stock after the repurchase.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated condensed financial statements and related notes included in Item 1 of Part 1 of this Quarterly Report and the audited consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. uBid.com Holdings, Inc. is a holding company for uBid, Inc., and DiBu Trading Corp., Inc. our operating businesses. For purposes of this Quarterly Report, unless otherwise indicated or the context otherwise requires, all references herein to “uBid,” “we,” “us,” and “our” refer to uBid.com Holdings, Inc. and our subsidiary.

Information in the following Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this quarterly report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements provide current expectations or forecasts of future events and can be identified by the use of terminology such as “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “will,” and similar words or expressions. Any statement that is not a historical fact, including statements regarding estimates, projections, future trends and the outcome of events that have not yet occurred, is a forward-looking statement. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, including but not limited the risk factors detailed in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2006. We assume no obligation to update such forward-looking statements or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements.

Overview

We operate a leading online marketplace located at www.ubid.com offering high quality excess, new, overstock, close-out, refurbished and limited supply brand name merchandise to both consumers and businesses using auction style and fixed price formats. We offer consumers a trustworthy buying environment in which we continually monitor and certify activity to eliminate the potential for fraud by certifying all merchants and processing 100% of all transactions between buyers and sellers. Our marketplace offers brand-name merchandise from over 200 product categories including computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, home improvement products and collectibles.

Our business model provides value for consumers, manufacturers, distributors, retailers and other approved third party merchants. Consumers shop in a trustworthy and secure online marketplace and have the opportunity to bid their own prices on popular, brand-name products realizing product savings of generally 20% to 80% off retail prices. Our online marketplace provides merchants with an efficient and economical distribution channel for maximizing revenue on their merchandise. Merchants can monetize overstock and close-out inventory, expand their customer base and increase sales without compromising existing distribution channels.

Our business model consists of three distinct business channels: uBid Direct, UCM and Business to Business.

We purchase merchandise outright in the uBid Direct and Business to Business channels and sell to consumers and businesses. On this merchandise, we bear the inventory, return and credit risk. The full sales amount is recorded as revenue upon verification of the credit card transaction and shipment of the merchandise.

We also sell merchandise through the UCM Program channel by allowing prescreened third party merchants to sell their product through our online marketplace to consumers and business. On this merchandise, we do not take title and therefore do not bear the related inventory risk. In the UCM Program, we are the primary obligor to whom payment is due, but we bear no inventory or returns risk, so we record only our commission as revenue.

In all instances where the credit card authorization has been received but merchandise has not been shipped, we defer revenue recognition until the merchandise is shipped.

Our online marketplace is available 24 hours a day, seven days a week and we currently offer over 200,000 items each day. Since the first offer of product in December 1997, our marketplace has facilitated over $1 billion in net revenues and has registered over five million members.

Executive Commentary

Success Measures: Our management believes that the most important financial and non-financial measures that track our progress include sales, website traffic, total average order value, gross margin, customer acquisition costs, advertising expense, personnel costs, and fulfillment costs.

Key Business Metrics We periodically review key business metrics to evaluate the effectiveness of our operational strategies and the financial performance of our business. These key metrics include the following:

 Gross Merchandise Sales (GMS)
Gross Merchandise Sales differ from GAAP revenue in that gross bookings represents the gross sales price of goods sold by the Company (including sales through our UCM Program) before returns, sales discounts, and cancellations.

Number of Orders
This represents the total number of orders shipped in a specified period. We analyze the number of orders by category to evaluate the effectiveness of our merchandising and advertising strategies as well as to monitor our inventory management.

Average Order Value
Average order value is the ratio of gross sales divided by the number of orders shipped within a given time period. We analyze average order value by category primarily to manage costs and other operating expenses.

Visitors
A Visitor is a consumer or business that voluntarily clicks through to the website (uBid.com) using both online and offline advertising stimulus. Visitors don’t include third party site pops, pop unders, or non converting impressions to the website. Examples of online marketing channels we advertise on are: affiliate banner networks, comparison shopping sites, paid and organic search engines, and email.

Bidders
A Bidder is a visitor that places a bid on an item up for auction on the website (uBid.com).

Visitors to Bidder Conversion
The percentage of visitors that bid on an auction item. We use this as a measure of the effectiveness of advertising.

Approved UCM Program Vendors
Vendors that have gone through the approval process to sell merchandise through our website.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2007	2006	2006	2006	2006	2005	2005	2005
Measure
GMS (in thousands)	$23,402	$26,276	$26,528	$30,286	$31,167	$31,035	$27,215	$28,020
Number of orders (in thousands)
Direct	21	24	23	37	36	43	36	39
uBid Certified Merchant	104	99	89	88	87	93	72	64
Total orders	125	123	112	125	123	136	108	103
Average Order Value
Direct	$390	$424	$424	$416	$465	$398	$495	$493
uBid Certified Merchant	$120	$126	$128	$110	$107	$108	$112	$106
Visitors (in thousands)	6,744	6,529	6,488	7,215	6,369	7,051	8,287	7,545
Bidders (in thousands)	235	239	211	255	241	267	222	251
Bidders to Visitors Percentage	3.5%	3.7%	3.3%	3.5%	3.8%	3.8%	2.7%	3.3%
Approved UCM Vendors	2,513	2,049	1,716	1,307	949	628	401	202

Revenue Source:   We derive most of our revenue from sales of products to consumers and businesses as well as commission revenue earned for sales of merchandise under revenue sharing agreements with third party sellers. We believe that the principal drivers of our revenue consist of the average order value placed by our customers, the number of orders placed by both existing and new customers, special offers we make available that result in incremental orders, our ability to attract new customers and advertising that impacts our revenue drivers. Sales consist of orders placed through our uBid.com website and direct business to business sales. We further generate revenue from shipping fees we charge our customers and advertising sales. We record our revenue net of returns and other discounts. Our revenues may fluctuate from period to period as a result of special offers we provide such as free shipping, and other special promotions.

Our revenue is dependent in part on sales of products produced by or purchased from Sony Electronics, Inc. (“Sony”), Hewlett-Packard Company (“HP”), and Recoupit, Inc.(“Recoupit”). Sony related products represent 15.1% of sales for the quarter ended March 31, 2007 compared to 12.7% for the quarter ended March 31, 2006. HP related products represented 22.5% of sales for the quarter ended March 31, 2007 compared to 10.3 % for the quarter ended March 31, 2006. Recoupit related products represented 7.3% of sales for the quarter ended March 31, 2007 compared to 4.1% for the quarter ended March 31, 2006. No other supplier represented more than 5% of our net revenues for any period presented.

Cost of Revenues: Cost of revenues primarily consists of the cost of the product and inbound and outbound shipping. There is no cost of revenues for UCM Program revenue. Cost of revenues does not include order fulfillment costs, which are included in general and administrative expenses.

Gross Profits: Our gross profit margins are impacted by a number of factors including the category of merchandise, the introduction of new product categories, the mix of sales among our product categories, pricing of products by our vendors, pricing strategies, promotional programs, market conditions, packaging, excess and obsolete inventory charges and other factors. Gross profits and gross profit percentages are not comparable to gross profit and gross profit percentages reported by companies that include order fulfillment costs in the cost of revenues.

Expenses: Sales and marketing, general and administrative (“SG&A”) expenses consist primarily of sales and marketing expenses, including online marketing activities, order fulfillment and other costs, such as personnel, rent, warehouse and handling, common area maintenance, depreciation, credit card processing charges, insurance, legal and accounting fees. Interest expense charges are from our IBM flooring facility at a rate of 1% per month on the outstanding balances, interest and amortization of loan origination fees related to our credit facility.

Results of Operations (Dollars in Thousands, except per order data)

The following table sets forth, for the periods presented, certain data from our statement of operations as a percentage of net revenues. This information should be read in conjunction with our financial statements and notes thereto included elsewhere in this report.

	Three months ended March 31
	2007		2006
Net Revenues	$9,607	100.0%	$20,088	100.0%
Cost of Revenue	7,055	73.4%	17,178	85.5%
Gross margin	2,552	26.6%	2,910	14.5%
General and administrative	3,022	31.5%	3,534	17.6%
Sales and marketing	1,069	11.1%	1,525	7.6%
Total operating expenses	4,091	42.6%	5,059	25.2%
Loss from operations	(1,539)	(16.0)%	(2,149)	(10.7)%
Interest Income / (Expense) & Other, Net	64	0.7%	146	0.7%
Other Income / (Expense)	60	0.6%	-	0.0%
Net Loss	$(1,415)	(14.7)%	$(2,003)	(10.0)%

Comparison of Three Months ended March 31, 2007 and March 31, 2006

Net loss for the three months ended March 31, 2007, was $1,415 or $0.07 basic and diluted loss per share. In the three months ended March 31, 2006, the loss was $2,003 or $0.10 basic and diluted loss per share. The loss decreased by $588 or 29.3% from the same period in the prior year.

Net Revenues: Net revenues for the quarter ended March 31, 2007 were $9,607, a decrease of $10,481, or 52.2% compared to the quarter ended March 31, 2006. The decline is primarily due to the shift from the Direct sales channel to the UCM platform in which only commission revenue is recorded.

 Direct sales declined $11,161 or 58.8% to $7,830 from $18,991. The number of direct orders decreased 15,000 or 41.7% and the average direct order decreased $75.00 per order or 16.1%. The average sales prices of computers and other consumer electronics continued to decline in the current period compared to the same period of the prior year. The sales and order decline was in part due to the shift from the direct sales channel to the UCM sales channel.

UCM revenues increased $447 or 44.3% to $1,456 from $1,009. The number of UCM orders increased 4,000 or 4.6% and the average order increased $13.00 per order or 12.1%. In November 2006, we implemented a $0.30 per order charge which led to increased commission revenue for the three month period ended March 31, 2007. The UCM program revenues and orders have increased as the Company shifts the revenues from the direct sales channel to the UCM sales channel as mentioned above.

Other revenue, primarily online advertising revenue, increased $233 as a result of actively pursuing new online advertising by the hiring of an employee specializing in the advertising revenue sales in the third quarter of 2006.

Gross Profit: Gross profit for quarter ended March 31, 2007 was $2,552, a decrease of $358 or 12.3% compared to the quarter ended March 31, 2006. In the current period gross profit as a percentage of sales increased to 26.6% compared to 14.5% in the period ended March 31, 2006. The increase was due to the change in revenue mix discussed above.

Sales and Marketing, General and Administrative Expenses: SG&A expenses for the quarter ended March 31, 2007 were $4,091, a decrease of $968 or 19.1%, compared to the quarter ended March 31, 2006.

	Three Month	Three Month
	Period Ended	Period Ended	Increase
SG&A Expenses:	March 31, 2007	March 31, 2006	(Decrease)
Stock-based Compensation	$238	$231	$7
Salary and Benefits	1,277	1,567	(290)
Warehouse Expense	175	285	(110)
Depreciation & Amortization	182	70	112
Advertising Expense	968	1,332	(364)
Credit Card Fees	512	688	(176)
Telecommunications, Hardware and Storage	154	209	(55)
Legal, Audit, Insurance, and other Regulatory Fees	147	271	(124)
Facilities Expense	143	155	(12)
Related Party Management Fees	-	30	(30)
Consulting and Outside Services	169	109	60
Other SG&A	126	112	14
	$4,091	$5,059	$(968)

Advertising expense decreased $364 or 27.3% as we continued to eliminate the least effective marketing efforts to optimize profitable online campaigns including television and print campaigns. The cost per visitor decreased to $0.14 per visitor from $0.21 per visitor in the same period of the prior year.

Total General & Administrative expenses decreased by $604 or 16.2% from the quarter ended March 31, 2006. The decrease of $290 in salary and benefits is a result of eliminating certain positions in the third quarter 2006.

Warehouse expense and credit card fees decreased $110 and $176, respectively, due to the lower sales volume.

Telecommunications, hardware and storage expenses decreased $55 as a result of negotiating new contracts with favorable rates.

Legal, Audit, Insurance and other regulatory fees decreased $124 or 45.4% primarily as a result of lower insurance premiums and legal fees. The Company completed its private placement on February 3, 2006 and Company’s registration statement on Form S-1 was declared effective on July 21, 2006. The expenses were higher in the first quarter of 2006 due to closing of the private placement as well as the registration statement which was in the process of being declared effective.

The decreases in expenses were offset by increases in depreciation and amortization, other SG&A and consulting of $112, $14 and $60, respectively. The increase in depreciation and amortization was a result of the recent purchases of intangible assets and computer equipment. Consulting and Outside services expense increased as temporary help was brought in to the advertising department to help with several projects. Several items in Other SG&A increased, none of which were material.

Other Expense: Net interest income was $64 for the quarter ended March 31, 2007 versus interest income of $146 for the quarter ended March 31, 2006. The decrease in net interest income is attributed to increased interest expense relating to the minimum interest payment due under the credit facility terms. The Company retired all debt after receiving the capital raised on December 29, 2005.

Net Losses: The Company experienced a net loss of $1,415 or $.07 per share for the quarter ended March 31, 2007 compared to a net loss of $2,003 or $.10 per share for the quarter ended March 31, 2006.

Liquidity and Capital Resources

Historically, our primary sources of capital have been cash flow from operations and loans from affiliated parties. More recently, our primary source of cash flow has been from operations and the $29.5 million raised in the December 29, 2005 private offering of our common stock and warrants.

Net cash used in operating activities for three months ended March 31, 2007 was $1,327, compared to $13,644 used in the three months ended March 31, 2006. The net cash used in operating activities in the 2007 quarter was primarily the result of our net loss and a $2,073 increase in inventory since the year ended December 31, 2006. The increase in inventory was offset by an increase in accounts payable as open trade terms with suppliers helped finance the inventory increase. The increase in inventories is intended to increase product available for auction. Accounts receivable decreased $587 due to lower on account sales since December 31, 2006. Prepaid expenses and other current assets decreased $279 from the year ended December 31, 2006 as interest receivable of $182 was collected. In addition, a $50 rent deposit for the Danville, Illinois facility was returned to the Company. The decrease in accrued expenses of $257 was primarily a result of lower payroll accruals due to the reduced staffing and lower freight costs due to lower volumes.

Net cash used in operating activities for the period ended March 31, 2006 was $13,644. Inventory increased $10,334 in the period ended March 31, 2006 compared to December 31, 2005. The inventory was increased in an attempt to reverse the decline in the Direct channel sales.

Net cash used in investing activities was $28 for the period ended March 31, 2007 due primarily to the purchase of property and equipment. Net cash provided by investing activities was $299 for the period ended March 31, 2006 primarily from a decrease in restricted investments as a result of the expiration of letters of credit that were no longer required to have restricted collateral.

Net cash provided by financing activities was $349 for the three months ended March 31, 2007, compared to a cash outflow of $823 for the same period last year. The cash inflow in 2007 is due to the increased inventory financed through the flooring facility. Net cash used in financing activities for the period ended March 31, 2006 was primarily related to payments made on the flooring facility.

For the period ended March 31, 2006, the majority of the cash used for financing activities related to the second part of the private offering of the Company’s units to accredited investors on February 3, 2006. In this offering, the Company sold 3,000,000 shares of its common stock and warrants to purchase 750,002 shares of its common stock on the same terms as described in Note 4 for an aggregate of $13.5 million. The Company also redeemed 2,666,668 shares of common stock issued in connection with the merger and the first private offering that were subject to redemption at a price of $4.50 per share and issued 600,667 shares of common stock (valued at $4.50 per share) to shareholders of Cape Coastal prior to the merger and uBid’s financial advisor, Calico Capital Group. In addition, the Company issued additional warrants to purchase 90,000 shares of its common stock to its placement agents on the same terms as described in Note 4. The second part of the private offering resulted in no net cash proceeds being retained by the Company.

On May 9, 2006, the Company and its subsidiaries entered into a Credit and Security Agreement with Wells Fargo Bank, National Association acting through Wells Fargo Business Credit and related security agreements and other agreements described in the Credit and Security Agreement (the “Credit Agreement”). The Credit Agreement provides for advances to the Company of up to a maximum of $25,000. The amount actually available to the Company will vary from time to time, depending on, among other factors, the amount of eligible inventory and the amount of eligible accounts receivable. The obligations under the Credit Agreement and all related agreements are secured by all of the Company assets. The initial term of the Agreement is three years, expiring on April 28, 2009. Up to $7,000 of the maximum amount is available for irrevocable, standby and documentary letters of credit. Advances under the Credit Agreement bear interest at a base rate (Wells Fargo Bank's prime rate) or LIBOR plus 2.5%. The Credit Agreement requires a prepayment fee of $500 if the Company terminates the Credit Agreement during its first year, $375 if it terminates the Credit Agreement during its second year and $125 if the Company terminates the Credit Agreement during the third year. The Credit Agreement requires the Company, among other things, to limit capital expenditures and maintain minimum availability on the line. Also, the Company is obligated contractually by a restrictive lock box arrangement. The Credit Agreement also requires the Company to pay a variety of other fees and expenses, including minimum monthly interest of $10. The Company as of March 31, 2007 had $95 in deferred financing fees being amortized over the life of the Credit Agreement. As of March 31, 2007, the effective loan rate was 8.25% and the Company had no outstanding balance and was in compliance with all the loan covenants.

We believe that current working capital, together with cash flows from operations and availability under our credit facility will be adequate to support our current operating plans for at least the next 12 months.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We currently have little exposure to risks of fluctuating interest rates or fluctuating currency exchange rates. Accordingly, we do not believe that changes in interest or currency rates will have a material effect on our liquidity, financial condition or results of operations. It is our policy not to enter into derivative financial instruments.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures that have been designed to ensure that information related to the Company is recorded, processed, summarized and reported on a timely basis. We review these disclosure controls and procedures on a periodic basis. In connection with this review, we have established a compliance committee that is responsible for accumulating potentially material information regarding its activities and considering the materiality of this information. The compliance committee (or a subcommittee) is also responsible for making recommendations regarding disclosure and communicating this information to our Chief Executive Officer and Vice President, Finance to allow timely decisions regarding required disclosure. Our compliance committee is comprised of our principal risk management officer and other members of our management team.

Our Chief Executive Officer and Vice President, Finance, with the participation of the compliance committee, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report, as required by Rule 13a-15 of the Securities Exchange Act of 1934. Based on their evaluation of our disclosure controls and procedures, our Chief Executive Officer and Vice President, Finance believe that, as of the end of the period covered by this Quarterly Report, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC.

Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting identified in the evaluation that occurred during the first quarter of fiscal year 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

From time to time we may be named in claims arising in the ordinary course of business. Currently, no legal proceedings or claims are pending against us or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

ITEM 1A. RISK FACTORS

In addition to other information set forth in this report, you should carefully consider the factors discussed in Part 1, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, which could materially affect our business, financial condition or future results. The risks described in our Annual Report on Form 10-K are not the only risks facing the Company. Additional risks and uncertainties not currently known to us or that are currently deemed to be immaterial also may materially adversely affect our business, financial conditions and/or operating results.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

For the three months ended March 31, 2007, options to purchase an aggregate of 250,000 shares of our common stock were granted to individuals, all of whom joined the Company’s board of directors. Options to purchase an aggregate of 150,000 shares at $1.50 per share were granted on February 13, 2007 and options to purchase an aggregate of 100,000 shares at $1.48 per share were granted on March 7, 2007. The options all have a term of ten years and vest over a four year period either quarterly or annually beginning on the first quarter or year respectively after the date of grant. The option grants were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, which provides an exemption for transactions not involving a public offering.

ITEM 3. DEFAULT UPON SENIOR SECURITIES

None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

ITEM 5. OTHER INFORMATION

None

ITEM 6. EXHIBITS

See Exhibit Index on page following signature pages.

Exhibit No.	Description
31.1	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Vice President, Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Vice President, Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized as of May 14, 2007.

UBID.COM HOLDINGS, INC.

By:	/s/ Miguel A. Martinez, Jr.
Name: Miguel A. Martinez, Jr. Title: Vice President, Finance (Principal Financial Officer and Principal Accounting Officer)